       As filed with the Securities and Exchange Commission on May 8, 2000
                                                           Registration No. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------
                                    FORM S-3

                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933

                              --------------------
                             TREGA BIOSCIENCES, INC.
             (Exact name of registrant as specified in its charter)

                  Delaware                                51-0336233
       (State or other jurisdiction of                 (I.R.S. Employer
       incorporation or organization)                 Identification No.)

                             9880 Campus Point Drive
                           San Diego, California 92121
                                 (858) 410-6500

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


          MICHAEL G. GREY                               COPIES TO:
      CHIEF EXECUTIVE OFFICER                     THOMAS E. SPARKS, JR.
      TREGA BIOSCIENCES, INC.                        JOHN L. DONAHUE
      9880 Campus Point Drive                 Pillsbury Madison & Sutro LLP
    San Diego, California 92121                     50 Fremont Street
           (858) 410-6500                    San Francisco, California 94120
Name, address, including zip code,                   (415) 983-1000
 and telephone number, including
 area code, of agent for service)

                              --------------------
        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
     From time to time after this Registration Statement becomes effective.

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /
         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/
         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / _____
         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / _____

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                         CALCULATION OF REGISTRATION FEE
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                   PROPOSED
                                                                                                    MAXIMUM
                                                                           PROPOSED MAXIMUM        AGGREGATE         AMOUNT OF
   TITLE OF EACH CLASS OF SECURITIES TO BE           AMOUNT TO BE           OFFERING PRICE         OFFERING         REGISTRATION
                 REGISTERED                           REGISTERED             PER SHARE(1)          PRICE(1)             FEE
----------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.001 par value                       3,886,668 Shares            $3.86             $15,002,538          $3,961
----------------------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) based upon the average of the high and low prices of the Registrant's Common Stock on the Nasdaq National Market on May 5, 2000.
         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES EXCHANGE COMMISSION IS EFFECTIVE. THIS PRELIMINARY PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.



                    SUBJECT TO COMPLETION, DATED MAY 8, 2000
PROSPECTUS

                                3,886,668 SHARES


                                      TREGA
                                BIOSCIENCES, INC.

                                  COMMON STOCK
                             ----------------------

         These shares may be offered and sold at various times by the stockholders identified in this prospectus. The offering is not being underwritten.

         The selling stockholders may offer and sell their shares in transactions on the Nasdaq National Market, in negotiated transactions, or both. These sales may occur at fixed prices that are subject to change, at prices that are determined by prevailing market prices, or at negotiated prices.

         The selling stockholders may sell shares to or through broker-dealers, who may receive compensation in the form of discounts, concessions or commissions from the selling stockholders, the purchasers of the shares, or both. We will not receive any of the proceeds from the sale of the shares.

         Our common stock is traded on the Nasdaq National Market under the symbol "TRGA."

                             ----------------------

         INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY READ AND CONSIDER THE "RISK FACTORS" BEGINNING ON PAGE __.

                             ----------------------

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ----------------------









                   The date of this prospectus is May 8, 2000

         We have not authorized anyone to provide you with information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. The selling stockholders are offering to sell, and seeking offers to buy, only the shares of Trega common stock covered by this prospectus, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date, regardless of the time of delivery of this prospectus or of any sale of the shares.

         You should read carefully the entire prospectus, as well as the documents incorporated by reference in the prospectus, before making an investment decision. All references to "we," "us," "our," the "Company," or "Trega" in this prospectus mean Trega Biosciences, Inc.

FORWARD-LOOKING STATEMENTS

         When used in this prospectus, the words "expects," "anticipates," "estimates," "plans," and similar expressions are intended to identify forward-looking statements. These are statements that relate to future periods and include statements under the captions "Risk Factors" and "The Company" as to the adequacy of capital resources, growth in operations, the ability to commercialize products developed under collaborations and alliances, and the performance and utility of our products and services. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, but are not limited to, risks relating to the development of new IDEA-TM- predictive models and expansion of our Chem.Folio-Registered Trademark- combinatorial libraries and their use by our potential customers, and the risks set forth under "Risk Factors."



                                Table of Contents

THE COMPANY....................................................................3
RISK FACTORS...................................................................5
PROCEEDS FROM THE OFFERING....................................................13
SELLING STOCKHOLDERS..........................................................14
PLAN OF DISTRIBUTION..........................................................15
LEGAL MATTERS.................................................................15
EXPERTS.......................................................................16
WHERE YOU CAN FIND MORE INFORMATION...........................................16
DOCUMENTS INCORPORATED BY REFERENCE...........................................16

THE COMPANY

         We develop information-based products for pharmaceutical and biotechnology companies designed to improve the probability of identifying successful drug candidates and accelerate the drug discovery and development process. Specifically, we develop and market our propriety IDiscovery-TM-technologies, comprised of our IDEA -TM- predictive computer models And our Chem.Folio-Registered Trademark- compound libraries.

         The first stage of the drug discovery process is the identification of a biological target, such as a receptor, that is responsible for causing a medical condition. The second stage in early discovery is the synthesis of compounds to be screened against the desired target, followed by high throughput screening. High throughput screening involves the testing of hundreds of thousands of compounds to identify potentially hundreds of compounds that demonstrate activity against the target of choice. Active compounds resulting from this process are known as "hits." The hits are then chemically modified in a series of sequential steps to identify compounds that (1) have improved activity at the target, (2) are absorbed following oral administration, (3) have appropriate metabolism characteristics and (4) do not have toxic effects. This series of steps, if successful, results in the identification of drug candidates. The testing used to develop the candidate is called "lead optimization," and generally involves animal models, which are low throughput and poorly predictive of ultimate success. A drug candidate then undergoes preclinical development and three phases of human clinical development before being filed for approval with the U.S. Food and Drug Administration. The total time of this process has typically ranged from 12-16 years and the failure rate is high.

         The IDEA-TM- predictive models are a set of physiologically and structure based computer simulations that we are developing to predict the ADME (absorption, distribution, metabolism and excretion) characteristics of compounds. We believe that, upon development and commercialization, the IDEA-TM-predictive models will enable pharmaceutical companies to prioritize their hit compounds for further development based upon their drug-like ADME characteristics. Our IDEA-TM- absorption module, which is based on actual human clinical data contributed by a consortium of major pharmaceutical companies, is designed to predict the absorption of compounds in humans and is in the early rollout phase of commercialization.

         Our Chem.Folio-Registered Trademark- combinatorial libraries and services include: (i) Chem.Folio-Registered Trademark- screening libraries which offer off-the-shelf compound libraries for immediate screening for compounds active against a particular biological target or hit finding, (ii) custom synthesis based on customer templates and chemical motifs and (iii) rapid creation of chemical analogues using Chem.Folio-Registered Trademark- virtual library and proprietary Tea Bag synthesis technology. Chem.Folio-Registered Trademark- combinatorial libraries consist of drug-like molecules suitably formatted for modern screening techniques. In addition to the Chem.Folio-Registered Trademark- compounds, we provide related synthesis protocols, information on solubility and cytotoxicity, and other information relevant to compounds' status as potential drug candidates and suitability for screening.

         Since our inception, we have utilized combinatorial chemistry as a foundation for our drug discovery activities, first, for the production of peptides, then mixtures of small molecules, and finally, for singles-based compound arrays. This technology enables us to develop and offer a wide range of small-molecule libraries, including our Chem.Folio-Registered Trademark-compound libraries, which are constructed in singles-based compound arrays. In 1993, we used our combinatorial chemistry technologies to discover a family of proprietary compounds that appear to influence the production and activity of certain cytokines through interaction with melanocortin receptors. These compounds include HP-228, which has completed a Phase II clinical trial in the treatment of post-operative pain in hip and knee replacements. As part of our activities, we formed collaborative partnerships in the area of drug discovery and development. Coinciding with this focus, we entered into collaborations with certain pharmaceutical companies to develop compounds active against certain melanocortin receptors.

         The continuing development of our combinatorial chemistry libraries led to the development of information relevant to the drug discovery process, and such information is regularly supplied to library purchasers. The development of this information and a growing belief in the importance of information in the drug discovery process caused us to investigate opportunities to acquire technologies directed at creating information germane to the drug discovery process. In 1998, we acquired our wholly owned subsidiary, NaviCyte, Inc. ("NaviCyte"), whose business included the development of products and services to facilitate the rapid screening of compounds for pharmacokinetic characteristics through the use of computer models. With the technology acquired from NaviCyte, we developed and released the first of the IDEA-TM- predictive models, the absorption module. We have combined our Chem.Folio-Registered Trademark-libraries and IDEA-TM- predictive models in a collection of technologies called IDiscovery-TM-.

         On February 11, 2000, we announced that we did not intend to continue to support any of our internal drug discovery programs that are not funded by a collaborator. We believe this strategic shift will permit us to better focus our efforts and resources on the continuing development and commercialization of our iDiscovery-TM- technologies. We are currently carrying out a collaborative program in the area of diabetes, obesity and syndrome X, which is funded by Novartis Pharma AG ("Novartis").

         Trega was incorporated in Delaware in 1991. Our executive offices are located at 9880 Campus Point Drive, San Diego, California 92121 and our telephone number is (858) 410-6500.

RISK FACTORS

HISTORY OF OPERATING LOSSES; UNCERTAINTY OF FUTURE PROFITABILITY; IRREGULAR REVENUE FLOW

         We have experienced significant operating losses since inception. For the years ended December 31, 1999, 1998 and 1997, we had net losses of approximately $8.7 million, $12.8 million and $9.4 million, respectively. As of December 31, 1999, we had an accumulated deficit of approximately $77.1 million.

         We expect that our ability to achieve profitability will be in large part dependent upon our ability to market and sell our IDiscovery-TM-technologies, which includes our IDEA-TM- predictive models and Chem.Folio(R) compound libraries. There can be no assurance that we will be successful in marketing our products in a manner, including through collaborative ventures, which will result in additional revenues. Although we changed our strategic focus to concentrate on the development and marketing of our IDiscovery-TM-technologies, we still depend in part on revenues from collaborative arrangements in our internal drug discovery programs. There can be no assurance that we will be successful in entering into additional collaboration arrangements that will result in revenues or that we will receive additional revenues under existing collaboration arrangements in our internal drug discovery programs. If we are unable to receive significant additional revenues from our IDiscovery-TM- or internal drug discovery programs, we expect to incur additional operating losses in the future and expect cumulative losses to increase as our research and development efforts are expanded. Any revenues from the achievement of milestones, royalties or license fees from the discovery, development or sale of a commercial drug by a collaborator are not expected to be material to our financial position for several years, if at all. We have been unprofitable since our inception and, while we have set as an objective reaching positive quarterly cash flow by the end of 2000, we are unable to predict when, if ever, we will become profitable or give assurances that our positive cash flow objective will be met.

         As a result of factors affecting our business (including the importance to us of collaborative arrangements and our inability to control the actions, timing, funding or success of our current and potential collaborative partners), our revenues may vary substantially from period to period. In addition, we have limited experience marketing our first IDEA-TM- module, the absorption module, which was launched in December 1999. We believe that the absorption module is the first of its kind. As such, we anticipate that initial customers for the IDEA-TM- absorption module will wish to perform extensive validation studies. The sales cycle of such product is therefore unknown. Thus, our results for any one period may not be indicative of the results that can be expected for any other period.

NEW AND UNCERTAIN TECHNOLOGIES AND BUSINESS

         Drug discovery methods based upon the IDEA-TM- predictive models and combinatorial chemistry technologies, such as our Chem.Folio-Registered Trademark- libraries, are new compared to traditional methods of drug discovery. There can be no assurance that such methods will lead to the discovery or development of commercial pharmaceutical products or that we will be able to employ these or other methods of drug discovery successfully. Moreover, our technology development programs, including certain of the IDEA-TM- modules, such as metabolism, are at early stages of development or have not yet commenced, and there can be no assurance that such technology programs will be developed, employed or commercialized successfully, work efficiently or otherwise enhance our ability to engage in the acceleration of the drug discovery process. The efficacy of the IDEA-TM- predictive models, the types of combinatorial libraries we are capable of offering, the nature of the compounds we are able to synthesize, and the relative value of any other drug development technologies that we may be able to provide will, in large part, determine the demand for our drug discovery capabilities. An inability to offer competitive or commercially viable predictive technologies or compound libraries or other drug discovery technologies, or an inability to synthesize compounds that have actual or potential utility, would have a material adverse effect on us. Failures in the field of drug discovery, including predictive models and combinatorial chemistry, could also have a material adverse effect on us.

EARLY STAGE OF PRODUCT DEVELOPMENT

         Certain of our technology development programs, including our IDEA-TM-predictive technologies, may not result in additional products or services that can be utilized within the foreseeable future, if ever. Although the

IDEA-TM- consortium has validated the IDEA-TM- predictive technologies, potential customers have not commercially validated them. There can be no assurances that these programs will be successfully completed or result in products or services that are efficacious, perceived as valuable by pharmaceutical partners or customers, useful in our internal development programs or otherwise an enhancement to our ability to accelerate the drug discovery process.

         Our internal drug discovery programs, including our program with respect to potential drug candidates for the treatment of diseases believed to be mediated by the melanocortin receptor pathway, are at early stages. We only intend to proceed with such internal drug discovery programs if, and to the extent, collaborators fund them. The development of any lead compounds resulting from our research and development programs, such as HP-228, will be under the control of our partners. In addition, such compounds are not expected to be commercially available for a number of years, if ever, even if any such compounds are successfully developed and are proven to be safe and effective. There can be no assurances that any of our product development efforts will be successfully completed, that development arrangements with pharmaceutical partners will be established on acceptable terms, if at all, that regulatory approvals will be obtained or will be as broad as sought, that any candidate products will be capable of being produced in commercial quantities at reasonable cost, or that any products, if introduced, will achieve market acceptance or profitability.

FUTURE CAPITAL NEEDS; UNCERTAINTY OF ADDITIONAL FUNDING

         The commitment of substantial additional funds is required to continue our development of the IDEA-TM- predictive models and to maintain the competitiveness of our combinatorial chemistry technologies. Our future capital requirements will depend on many factors, including, among others: (i) continued scientific progress in our research and development programs, (ii) the costs involved in developing and refining the IDEA-TM- predictive models, (iii) the costs involved in further developing and sustaining internal combinatorial chemistry, including the Chem.Folio-Registered Trademark- compound libraries,
(iv) the costs involved in developing additional drug discovery technologies,
(v) the revenues generated by the sale and/or licensing of our IDEA-TM-predictive models and Chem.Folio-Registered Trademark- combinatorial libraries,
(vi) the costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims, (vii) competing technological and market developments, and (viii) changes in our existing collaborations. While we have set an objective of reaching positive quarterly cash flow by the end of 2000, we cannot provide assurances that such objective will be met. In the event that we are unable to meet this goal, assuming a level of Chem.Folio-Registered Trademark-compound library revenues for the next twelve months that is comparable to Chem.Folio-Registered Trademark- compound library revenues in fiscal 1999 (a portion of which is covered by existing product sales agreements) we anticipate that our existing capital resources, funding under an existing research and development collaboration, and our currently available property and equipment financing and line of credit, will be sufficient to fund our current and planned operations through the next 12 months. The failure to materialize of any one or more of its anticipated sources of revenue could have a material adverse impact on us.

         We intend to consider the acquisition or licensing of technologies that will add value to our iDiscovery-TM- technologies. We anticipate that we will be required to raise additional capital over a period of several years in order to acquire such complementary technologies. Such capital may be raised through additional public or private financings, as well as collaborative arrangements, borrowings and other available sources. There can be no assurance that additional financing will be available on acceptable terms, if at all. If adequate funds are not available, we may be required to delay, reduce the scope of, or eliminate our acquisition activities, which could have a material adverse effect on us.

DEPENDENCE ON COLLABORATORS

         Our strategy for the utilization and development of our drug discovery technologies, such as the iDiscovery-TM- technologies depends, at least in part, upon the formation of collaborations and arrangements with corporate collaborators, licensors, licensees and others. We intend to proceed with our internal drug discovery programs and the development, clinical testing, manufacturing and commercialization of any lead compounds only if collaborators are available to fully fund such programs. There may only be a limited number of pharmaceutical and biotechnology companies that would potentially collaborate with us. Historically, pharmaceutical and biotechnology companies have conducted lead compound identification and optimization within their own research departments, due to the highly proprietary nature of the activities being conducted, the central importance of these activities to their drug discovery and development efforts and the desire to obtain maximum patent and other proprietary protection on the results of their internal programs. Pharmaceutical and biotechnology companies must be convinced that our drug discovery technologies and expertise justify outsourcing these programs to us. The amount and timing of resources that current and future collaborators, if any, devote to collaborations with us are not within our control. There can be no assurance that such collaborators will perform their obligations as expected or that we will derive any additional revenue from such arrangements. Because our arrangements with our collaborators may entail the provision of identical or similar libraries, or compound technologies or information to multiple parties, there can be no assurance that conflicts will not arise between collaborators as to proprietary rights to particular libraries or particular compounds in our libraries. Moreover, our collaborations and licenses may be terminated under certain circumstances by the other parties thereto, which terminations could result in us relinquishing rights to products, if any, developed jointly with its collaborators. Any such conflicts or terminations could have a material and adverse effect on us.

         There can be no assurance that (i) our present or any future collaborators will not pursue their existing or alternative technologies in preference to ours, (ii) any product will be developed and marketed as a result of such collaborations or (iii) we will be able to negotiate additional collaborative arrangements in the future on acceptable terms, if at all, or that such current or future collaborative arrangements will be successful. To the extent that we choose not to or are unable to establish such arrangements, (i) it will require substantially greater capital to undertake the research, development and marketing of products, such as our IDEA-TM- predictive models and Chem.Folio-Registered Trademark- libraries, at our own expense and (ii) in the case of our internal drug discovery programs, we will not pursue the continuation of such programs. In addition, we may encounter significant delays in developing compounds or find that the development, manufacture or sale of our proposed products is materially and adversely affected by the absence of such collaborative agreements.

COMPETITION

         We are engaged in a highly competitive and rapidly changing industry. Our IDEA-TM- predictive models compete not only with the products of other predictive modeling companies, but also companies employing more mature and established technologies, including cell-based and animal testing technologies. Our combinatorial chemistry business competes with other combinatorial chemistry companies and companies that may utilize other technologies for the same objectives. Competition from fully integrated pharmaceutical companies, biotechnology companies and other drug discovery companies is intense and is expected to increase. Many pharmaceutical and biotechnology companies, which represent the largest potential market for our predictive models, combinatorial chemistry and other drug discovery technologies, have developed or are developing internal predictive modeling and/or combinatorial chemistry programs or have entered into collaborations with companies conducting such programs. Many of these pharmaceutical and biotechnology companies, as compared with us, have significantly greater financial resources and expertise in research and development, manufacturing, preclinical and clinical testing, obtaining regulatory approvals and marketing. Smaller companies may also prove to be significant competitors, particularly through collaborative arrangements with large pharmaceutical and established biotechnology companies. Academic institutions, governmental agencies and other public and private research organizations also conduct research, seek patent protection and establish collaborative arrangements for products and clinical development and marketing which may be competitive with our efforts. These companies and institutions compete with us in recruiting and retaining highly qualified management, scientific, software development and other personnel. There is also competition for access to novel pharmacophores, and any inability by us to develop novel pharmacophores would have a material adverse effect on us. There can be no assurance that our competitors will not develop more effective or more affordable technology or products, or achieve earlier product development and commercialization than us, thus rendering our technologies and/or products obsolete, non-competitive or uneconomical.

         A number of companies have indicated that they have developed or are developing predictive models. We are aware of one company that has launched a product that might be competitive with the IDEA-TM- predictive models. We believe that the principal competitive factors affecting our market in the predictive modeling industry include performance, price, ease of use, product reputation, patent position, quality, customer service and support, effectiveness of sales and marketing efforts and company reputation. Although we believe that we currently compete favorably with respect to such factors, there can be no assurance that we can maintain such a position against current or potential competitors in the predictive modeling industry.

         In combinatorial chemistry and other drug discovery technologies, we face competition based on a number of factors, including price, size, diversity of libraries, ease of use of libraries, purity, target specificity, speed and costs of identifying and optimizing potential lead compounds, access to novel pharmacophores, patent position and the ability to provide drug discovery technologies desired by or useful to potential partners. In view of the competitive nature of our industry, we expect to face continued and substantial downward pressure on the prices that we are able to charge for our products and services.

         In addition, products and therapies that will compete directly with any compounds that we seek to develop (such as HP-228), or that our collaborative partners may seek to develop, currently exist or are being developed. In product development and marketing, we and our collaborative partners will face competition based on product efficacy and safety, the timing and scope of regulatory approvals, availability of supply, marketing and sales capability, reimbursement coverage, price and patent position.

PATENTS AND PROPRIETARY TECHNOLOGY

         Our success will depend in part on our ability to obtain patents for our methodologies and the compounds and other products, if any, resulting from the application of such methodologies, defend patents once obtained, maintain trade secrets and operate without infringing upon the proprietary rights of others, both in the U.S. and in foreign countries. The patent positions of pharmaceutical and biotechnology companies, and companies utilizing drug discovery technologies such as predictive modeling and combinatorial chemistry (including us), are uncertain and involve complex legal and factual questions for which important legal principles are largely unresolved. There can be no assurance that we will develop or obtain the rights to products or processes that are patentable, that patents will issue from any of the pending applications or that claims allowed will be sufficient to protect our technologies or products. Pending patent applications for which rights are uncertain include applications being prosecuted by us with respect to our IDEA-TM- predictive technologies, combinatorial chemistry libraries and certain uses for HP-228. There can be no assurance that our patents of, or with respect to which rights have been licensed to us, will not be challenged, invalidated or circumvented, or that the rights granted or licensed to us will provide us with proprietary protection or competitive advantages. Such patents include a U.S. patent for the Tea Bag technology, which is licensed to us, and our U.S. patent for the composition of matter of HP-228 and certain uses of HP-228. The U.S. patent on the Tea Bag technology, that we believe is important to our business, expires in 2003. Competitors (some of which have, or are affiliated with companies having, substantially greater resources than us) may have filed applications, may have been issued patents or may obtain additional patents and proprietary rights to or the use of certain methodologies relating to products or processes competitive with ours or which could block our efforts to obtain patents or conduct our business.

         A number of pharmaceutical companies, biotechnology companies, universities and research institutions have filed patent applications or received patents in the fields of combinatorial chemistry and other drug discovery technologies and with respect to products and therapies that may have potential uses which are similar to the our current research and development areas. Our commercial success will depend in part on not infringing patents and not breaching the patent and know-how licenses upon which any of our technologies or compounds is based or having such licenses breached or terminated by others. Certain patent applications or patents may conflict with our patent applications and patents either by claiming the same methods or compounds or by claiming methods or compounds that would dominate ours. A U.S. patent application is maintained under conditions of confidentiality while the application is pending in the U.S. Patent and Trademark Office ("PTO") so that we cannot determine the inventions being claimed in pending patent applications filed by our competitors in the PTO. Any such conflicts could result in a significant reduction of the coverage of our issued or licensed patents and our ability to obtain issuance of significant patent protection from our applications. In addition, if patents are issued to other companies that contain competitive or conflicting claims, we may be required to obtain licenses to these patents or to develop or obtain alternative technology. If any license is required, there can be no assurance that we will be able to obtain any such license on commercially favorable terms, if at all. If such licenses are not obtained, we could be prevented from pursuing the development or commercialization of our technologies or potential products. Our breach of an existing license or failure to obtain a license to any technology that we may need to commercialize our technologies or potential products may have a material adverse impact on us.

         Litigation, which could result in substantial costs to us, may also be necessary to enforce any patents issued or licensed to us or to determine the scope and validity of third party proprietary rights. There can be no assurance that our issued or licensed patents would be held valid by a court of competent jurisdiction or that an alleged infringer would be found to be infringing. Further, with respect to certain technology in-licensed by us, we do not have the right to control any litigation with respect to such technology. An adverse outcome could subject us to significant liabilities to third parties, require disputed rights to be licensed from third parties or require us to cease using such technology, any of which could have a material adverse effect on us. Moreover, merely the uncertainties resulting from commencement and continuation of any technology-related litigation could have a material adverse effect on our ability to compete in the marketplace or raise capital, pending resolution of the disputed matters. If our competitors prepare and file patent applications in the U.S. that claim technology also claimed by us, we may have to participate in interference proceedings declared by the PTO to determine the priority of the invention, which could result in substantial cost to us, even if the outcome is favorable to us. An adverse outcome could subject us to significant liabilities to third parties and require us to license disputed rights from third parties or discontinue using the technology.

         We also rely on trade secrets to protect technology, especially where patent protection is not believed to be appropriate or obtainable. We attempt to protect our proprietary technology and processes in part through confidentiality agreements with our employees, consultants and certain contractors. There can be no assurance, however, that these agreements will not be breached or terminated, that we would have adequate remedies for any breach, or that our trade secrets will not otherwise become known or be independently discovered by competitors. We, as well as our consultants and research collaborators in their work for us, use intellectual property owned by others. Disputes may arise as to the rights in technology resulting from collaborations and in the related know-how and inventions. We rely on certain technologies to which we do not have exclusive rights or which may not be patentable or proprietary and thus may be available to competitors.

CACO-2 CELL LICENSES

         We presently receive a limited amount of revenues from the sale by us of non-exclusive Caco-2 cell licenses. Although we believe that the Caco-2 cell line is currently the most widely used cell line for in-vitro estimation of the oral absorption of compounds, there can be no assurances that third parties will continue to use such cells or seek to license related rights or acquire Caco-2 cells or any derivatives from us. Furthermore, we are aware that certain third parties are claiming the right to use Caco-2 cells without a license from us. The enforcement of our rights would require litigation.

MANAGEMENT AND EMPLOYEES

         Our success will depend upon the effective management of our drug discovery technologies and capabilities and current and prospective collaborative relationships, including maintaining confidentiality of the research being provided for collaborators as well as the maintenance and further development of our technologies in our research and development programs. We are highly dependent on the principal members of our management, scientific and software development staff, the loss of whose services might adversely impact the achievement of our goals. To further develop our technologies (including our IDEA-TM- predictive models and combinatorial chemistry), and to pursue our product development plans, we will be required to hire additional qualified scientific personnel to perform research and development, as well as personnel with software development expertise. These requirements, as well as the management of current and prospective collaborative arrangements, are expected to demand the addition of management personnel and the development of additional expertise by existing management personnel. There is currently a shortage of skilled candidates, which is likely to continue. As a result, competition for skilled personnel by pharmaceutical, biotechnology and software companies, universities, and other research institutions is intense, and the turnover rate can be high. Failure to recruit and retain personnel could impair our ability to develop products and services and to pursue additional collaborations.

GOVERNMENT REGULATION

         The manufacturing and marketing of certain products developed by our collaborators or us will be subject to regulation for safety and efficacy by governmental authorities in the U.S. and other countries. In the U.S., pharmaceuticals are subject to rigorous regulation by the Food and Drug Administration ("FDA"). The Federal Food, Drug and Cosmetic Act and the Public Health Service Act govern the testing, manufacture, safety, efficacy, labeling, storage, record keeping, approval, advertising and promotion of pharmaceutical products. Product development and approval within this regulatory framework takes a number of years and involves the expenditure of substantial resources.

         The steps required before a pharmaceutical agent may be marketed in the U.S. include (i) preclinical laboratory and animal tests, (ii) submission to the FDA of an Investigational New Drug application ("IND"), which must be deemed acceptable before human clinical trials may commence, (iii) adequate and well-controlled human clinical trials to establish the safety and efficacy of the drug, (iv) submission of a New Drug Application ("NDA") or Product License Application ("PLA") to the FDA and (v) FDA approval of the NDA or PLA prior to any commercial sale or shipment of the drug. In addition to obtaining FDA approval for each product, each domestic drug manufacturing facility is subject to inspections every two years by the FDA and must comply with current Good Laboratory Practices and Good Manufacturing Practices ("GMP"). To supply products for use in the U.S., foreign manufacturing facilities also must comply with GMP and are subject to periodic inspection by the FDA or by regulatory authorities in such countries under reciprocal agreements with the FDA.

         Preclinical tests include laboratory evaluation of product chemistry and animal studies to assess the safety and efficacy of the product and its formulation. The results of the preclinical tests are submitted to the FDA as part of an IND and, unless the FDA objects, the company submitting the IND may start clinical studies 30 days following its submission to the FDA.

         Clinical trials involve the administration of the pharmaceutical product to volunteers or to patients identified as having the condition for which the pharmaceutical is being tested. The pharmaceutical is administered under the supervision of a qualified principal investigator. Clinical trials are conducted in accordance with protocols previously submitted to the FDA as part of the IND which detail the objectives of the study, the parameters used to monitor safety and the efficacy criteria evaluated. Each clinical study is conducted under the auspices of an independent Institutional Review Board ("IRB") at the institution at which the study is conducted. The IRB considers, among other things, ethical factors, the safety of the human subjects and the possible liability risk for the institution.

         Clinical trials are typically conducted in three sequential phases that may overlap. Phase I consists of the initial introduction of the pharmaceutical into human volunteers, and the emphasis is on testing for safety (adverse effects), dosage tolerance, absorption, metabolism, distribution, excretion and clinical pharmacology. Phase II involves studies in a limited patient population to determine the efficacy of the pharmaceutical for specific targeted indications, to determine dosage tolerance, optimal dosage and dosing frequency, and to identify possible adverse side effects and safety risks. Once a compound is found to be effective and to have an acceptable safety profile in Phase II evaluations, Phase III trials are undertaken to further evaluate both clinical efficacy and safety within an expanded patient population at multiple clinical study sites. The FDA reviews both the clinical plans and results of the trials and may order suspension of the trials at any time if there are significant safety issues.

         Results of the preclinical and clinical trials are submitted to the FDA in the form of an NDA or PLA for marketing approval. The testing and approval process is likely to require substantial time and effort, and there can be no assurance that any approval will be granted on a timely basis, if at all. The approval process is affected by a number of factors, including severity of the disease, availability of alternative treatments, and risks and benefits demonstrated in clinical trials. Additional animal studies or clinical trials may be requested during the FDA review process and may delay marketing approval. After FDA approval for the initial indications, further clinical trials are necessary to gain approval for use of the product for any additional indications. The FDA may also require post-marketing testing to monitor for adverse effects, which can involve significant expense. Failure to comply with applicable regulatory requirements after obtaining regulatory approval can, among other things, result in the suspension of regulatory approval, as well as possible civil and criminal sanctions. In addition, changes in regulations could have a material adverse effect on this industry.

         For marketing outside the U.S., we and our collaborators will also be subject to foreign regulatory requirements governing human clinical trials and marketing approval for pharmaceutical products. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary widely from country to country.

         With respect to any potential products that enter clinical trials (such as HP-228), there can be no assurance that our collaborators will be permitted to continue or undertake new human clinical testing of such potential products, or, if permitted, that such potential products will be demonstrated to be safe and efficacious. Our lead compounds, or those of our collaborators, may prove to have undesirable and unintended side effects or other characteristics that may prevent or limit their commercial use. In addition, there can be no assurance that any of our potential products or those of our collaborators will ultimately obtain FDA or foreign marketing approval for any indication, that an approved compound will be capable of being produced in commercial quantities at reasonable cost or that any such compound will be successfully marketed. Furthermore, even if approval is ultimately obtained, delays in the approval process could have a material adverse effect on us.

         In addition to regulations enforced by the FDA, we are also subject to other regulation, including regulation under the Occupational Safety and Health Act, the Environmental Protection Act, the Toxic Substances Control Act, the Resource Conservation and Recovery Act, regulations promulgated by the United States Department of Agriculture, and other federal, state and local laws and regulations.

MANUFACTURING

         We have no manufacturing facilities for our pharmaceutical products and will need to rely on our collaborators or contract manufacturers to produce these items (including any compounds for clinical trials and commercialization). Our products under development have never been manufactured on a commercial scale and there can be no assurance that such products can be manufactured at a cost or in quantities necessary to make them commercially viable. Moreover, contract manufacturers must adhere to GMP regulations enforced by the FDA through its facilities inspection program. If these facilities cannot pass a pre-approval plant inspection, the FDA pre-market approval of the products will not be granted.

RISK OF PRODUCT LIABILITY; POTENTIAL UNAVAILABILITY OF INSURANCE

         Our business may expose us to potential product liability risks that are inherent in the testing, manufacturing and marketing of human therapeutic products and other facets of the drug development process. We do have product liability insurance, but there can be no assurance that we will be able to maintain such insurance on acceptable terms or that this insurance will provide adequate coverage against potential liabilities. We also have clinical trial liability insurance, but there can be no assurance that we will be able to maintain such insurance for any of our clinical trials or that such insurance will provide adequate coverage against potential liabilities.

POTENTIAL LIABILITY REGARDING HAZARDOUS MATERIALS

         Our research and development activities involve the controlled use of hazardous materials, chemicals and various radioactive compounds. We are subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. The risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any damages that result and any such liability could exceed our resources. In addition, there can be no assurance that we will not be required to incur significant costs to comply with environmental laws and regulations in the future.

POSSIBLE VOLATILITY OF STOCK PRICE

         The market prices for securities of life sciences companies have been highly volatile and the market has experienced significant price and volume fluctuations, some of which are unrelated to the operating performance of particular companies. Announcements of technological innovations or new commercial products or failures of potential products by us, our collaborators or our competitors, developments in our relationships with current or future collaborative partners, developments concerning proprietary rights, including patents and litigation matters, publicity regarding actual or potential results with respect to compounds under development by us or our collaborators, regulatory developments in both the U.S. and foreign countries, public concern as to the efficacy of predictive models, combinatorial chemistry or other new drug discovery technologies, changes in reimbursement policies, general market conditions, as well as quarterly fluctuations in our revenues and financial results and other factors, may have a significant impact on the market price of our Common Stock. In particular, the realization of any of the risks described in these "Risk Factors" may have a material adverse impact on such market price.

ANTI-TAKEOVER EFFECT OF CERTAIN CHARTER AND BY-LAW PROVISIONS AND DELAWARE LAW

         Our Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") authorizes the Board of Directors to issue, without stockholder approval, 5,000,000 shares of preferred stock with voting, conversion and other rights and preferences that could adversely affect the voting power and other rights of the holders of our Common Stock. Although we have no current plans to issue any shares of preferred stock, the issuance of preferred stock or of rights to purchase preferred stock could be used to discourage an unsolicited acquisition proposal. In addition, the possible issuance of preferred stock could discourage a proxy contest, make more difficult the acquisition of a substantial block of our Common Stock or limit the price that investors might be willing to pay in the future for shares of our Common Stock. Our Certificate of Incorporation provides for staggered terms for the members of the Board of Directors. A staggered Board of Directors and certain provisions of our by-laws, Certificate of Incorporation and Delaware law applicable to us could delay or make more difficult a merger, tender offer or proxy contest involving us. In addition, we are subject to Section 203 of the General Corporate Law of Delaware which, subject to certain exceptions, restricts certain transactions and business combinations between a corporation and a stockholder owning 15% or more of the corporation's outstanding voting stock (an "interested stockholder") for a period of three years from the date the stockholder becomes an interested stockholder. These provisions, and certain other provisions of the Certificate of Incorporation and our by-laws, may have the effect of delaying or preventing a change of control of the Company without action by the stockholders and, therefore, could adversely affect the price of our Common Stock.

UNCERTAINTY OF PHARMACEUTICAL PRICING AND HEALTH CARE REFORM

         We expect that significantly all of our revenues in the foreseeable future will be derived from products and services provided to the pharmaceutical and biotechnology industries. Accordingly, our success in the foreseeable future is directly dependent upon the success of the companies within those industries and their continued demand for our products and services. The levels of revenues and profitability of pharmaceutical companies may be affected by the continuing efforts of governmental and third party payors to contain or reduce the costs of health care through various means and the initiatives of third party payors with respect to the availability of reimbursement. For example, in certain foreign markets, pricing or profitability of prescription pharmaceuticals is subject to governmental control. In the U.S., there have been, and we expect that there will continue to be, a number of federal and state proposals to implement similar governmental control. It is uncertain what legislative proposals may be adopted or what actions federal, state or private payors for health care goods and services may take in response to any health care reform proposals or legislation. To the extent that such proposals or reforms have a material adverse effect on the business, financial condition and profitability of pharmaceutical or biotechnology companies that are actual or prospective customers for our products and services, our market value, access to financing, business, financial condition and results of operations could be materially and adversely affected.

PROCEEDS FROM THE OFFERING

         We will not receive any proceeds from the sale of the shares by the selling stockholders. All proceeds from the sale of the shares will be for the account of the selling stockholders, as described below.
See "Selling Stockholders" and "Plan of Distribution" below.

SELLING STOCKHOLDERS

         The following table sets forth information as of May 1, 2000 regarding the beneficial ownership of our common stock by each of the selling stockholders and the shares being offered by the selling stockholders. Information with respect to beneficial ownership is based upon information obtained from the selling stockholders.

                                                           SHARES BENEFICIALLY
                                                               OWNED PRIOR
                                                               TO OFFERING            NUMBER OF SHARES
                                                      ------------------------------
SELLING STOCKHOLDERS                                       NUMBER         PERCENT      BEING OFFERED
-------------------------------------------------------------------------------------------------------
BayStar Capital, L.P.                                        300,000        1.07           300,000

BayStar International, LTD                                   200,000         *             200,000

Cypress VI Partners                                           33,333         *              33,333

EGM Medical Technology Fund LP                               199,667         *             109,667

EGM Medical Technology Offshore Fund                         135,600         *              72,000

First Security Van Kasper (1)                                220,000         *             220,000

Jackson Square Partners, L.P.                                181,667         *             181,667

Narragansett I, LP                                            30,934         *              30,934

Narragansett Offshore Ltd.                                    22,400         *              22,400

Paul M. Ginsburg                                              33,333         *              33,333

Pequot Scout Fund, L.P.                                      300,000        1.07           300,000

Special Situations Private Equity Fund, L.P.                 300,000        1.07           300,000

The Timken Living Trust U/A/D 9/14/99                         83,334         *              83,334

T. Rowe Price Associates, Inc.(2)                          2,089,600        7.48       2,000,000(2)

*    Less than 1%
(1) Represents the number of shares of our common stock issuable upon the exercise of a warrant granted to First Security Van Kasper for financial services it provided in connection with the Equity Financing as herein defined.
(2) Includes 1,333,334 shares held by T. Rowe Price New Horizons Fund, Inc., 440,666 shares held by T. Rowe Price Health Sciences Fund, Inc. and 226,000 shares held by Green Line Mutual Funds - Green Line Health Sciences Fund.

On April 4 and April 11, 2000, we agreed to sell 3,666,668 shares of our common stock (the "Equity Financing") and grant a warrant to First Security Van Kasper, the placement agent for the Equity Financing, to purchase up to 220,000 additional shares of our common stock. In connection with this Equity Financing, we agreed to file a registration statement with the SEC covering the resale of the shares issued or issuable to each selling shareholder and agreed to indemnify each selling shareholder against claims made against them arising out of among other things, statements made in this registration statement. We agreed to cause this registration statement to remain effective until the earliest (a) the date on which all the common stock has been re-sold (b) two years after April 11, 2000, or (c) the date on which each selling stockholder's shares could be sold in a single three-month period pursuant to Rule 144 of the Securities Act of 1933 (the "Securities Act").

PLAN OF DISTRIBUTION

         The shares covered by this prospectus may be offered and sold at various times by the selling stockholders. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The shares may be sold by or for the account of the selling stockholders in transactions on the Nasdaq National Market, the over-the-counter market, or otherwise. These sales may be made at fixed prices, at market prices prevailing at the time of sale, at prices related to prevailing market prices, or at negotiated prices. The shares may be sold by means of one or more of the following methods:

         - a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

         - purchases by a broker-dealer as principal and resale by that broker-dealer for its account pursuant to this prospectus;

         - ordinary brokerage transactions in which the broker solicits purchasers;

         - in connection with short sales, in which the shares are redelivered to close out short positions;

         - in connection with the loan or pledge of shares registered hereunder to a broker-dealer, and the sale of the shares so loaned or the sale of the shares so pledged upon a default;

         - in connection with the writing of non-traded and exchange-traded call options, in hedge transactions and in settlement of other transactions in standardized or over-the-counter options;

         -    privately negotiated transactions; or

         -    in a combination of any of the above methods.

         In effecting sales, broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in resales. Broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or from the purchasers of the shares or from both. This compensation may exceed customary commissions.

         The selling stockholders and any broker-dealers, agents or underwriters that participate with the selling stockholders in the distribution of the shares may be deemed to be "underwriters" within the meaning of the Securities Act. Any commissions paid or any discounts or concessions allowed to any of those persons, and any profits received on the resale of the shares purchased by them, may be deemed to be underwriting commissions or discounts under the Securities Act.

         We have agreed to bear all expenses of registration of the shares (other than fees and expenses, if any, of legal counsel or other advisors to the selling stockholders). Any commissions, discounts, concessions or other fees, if any, payable to broker-dealers in connection with any sale of the shares will be borne by the selling stockholders selling those shares.

LEGAL MATTERS

         Certain legal matters with respect to the validity of common stock offered by this prospectus are being passed upon for us by Pillsbury Madison & Sutro LLP, San Francisco, California.


EXPERTS

         Ernst & Young LLP, independent auditors, have audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 1999, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our consolidated financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements, and other information with the Securities and Exchange Commission. You may read and copy any materials we file with the Commission at the Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for more information on its public reference rooms. The Commission also maintains an Internet Website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission.

         We have filed with the Commission a registration statement (which contains this prospectus) on Form S-3 under the Securities Act of 1933. The registration statement relates to the common stock offered by the selling stockholders. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Please refer to the registration statement and its exhibits and schedules for further information with respect to us and our common stock. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, we refer you to the copy of that contract or document filed as an exhibit to the registration statement. You may read and obtain a copy of the registration statement and its exhibits and schedules from the Commission, as described in the preceding paragraph.


DOCUMENTS INCORPORATED BY REFERENCE

         The Commission allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and later information that we file with the Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the Commission under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is completed. The documents we incorporate by reference are:

         -    Our Annual Report on Form 10-K for the year ended December 31,
              1999.

         - The description of our common stock contained in our registration statement on Form 8-A filed under the Exchange Act March 13, 1996.

         You may request a copy of these filings, at no cost, by writing or telephoning us at the following address and number:

         Cynthia Reindal
         Associate Corporate Communications and Investor Relations Trega Biosciences, Inc.
         9880 Campus Point Drive
         San Diego, California 92121
         Telephone (858) 410-6500

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The following table sets forth the various expenses payable by the Registrant in connection with the sale and distribution of the securities being registered hereby. Normal commission expenses and brokerage fees are payable individually by the selling stockholders. All amounts are estimated except the Commission registration fee and the Nasdaq National Market listing fee.

                                                                  AMOUNT
SEC registration fee.......................................    $   3,961.00
Nasdaq National Market listing fee.........................    $  17,500.00
Accounting fees and expenses...............................    $  10,000.00
Legal fees and expenses....................................    $  20,000.00
Miscellaneous fees and expenses............................    $  25,000.00
                  Total....................................    $  76,461.00
                                                               ============

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Section 145 of the Delaware General Corporation Law provides for the indemnification of officers, directors, and other corporate agents in terms sufficiently broad to indemnify such persons under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act. Our charter documents provide for indemnification of the Registrant's directors, officers, employees and other agents to the extent and under the circumstances permitted by the Delaware General Corporation Law. The Registrant has also entered into agreements with its directors and officers that will require the Registrant, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers to the fullest extent not prohibited by law.

ITEM 16.  EXHIBITS

         Exhibit
         Number           Description of Document
         ------           -----------------------
              4.1         Subscription Agreement by and among Trega and certain
                          Investors,  dated as of April 4, 2000.

              4.2 Warrant, dated April 11, 2000, for common stock of Trega issued to First Security Van Kasper.

              5.1         Opinion of Pillsbury Madison & Sutro LLP.

             23.1         Consent of Ernst & Young LLP, Independent Auditors.

             23.3 Consent of Pillsbury Madison & Sutro LLP (included in its opinion filed as Exhibit 5.1 to this Registration Statement).

             24.1         Power of Attorney (see page II-3).

ITEM 17.  UNDERTAKINGS

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel or the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         The undersigned Registrant hereby undertakes:

               (1) To file, during any period in which offers or sales are being made, a post-effective amendment to the Registration Statement:

                       (i) To include any prospectus required by Section
                  10(a)(3) of the Securities Act;

                       (ii) To reflect in the prospectus any facts or events
                  arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

                       (iii) To include any material information with respect
                  to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

         Provided, however, that paragraphs (i) and (ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to
Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

               (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

               (3) To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

               (4) That, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3, and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on May 8, 2000.

                                         TREGA BIOSCIENCES, INC.

                                         /s/ Michael G. Grey
                                         -------------------------------------
                                         Michael G. Grey
                                         President and Chief Executive Officer

                                POWER OF ATTORNEY

         KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Michael G. Grey and Gerard A. Wills, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this Registration Statement, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Name                             Title                                        Date


/s/ Robert S. Whitehead
----------------------------
Robert S. Whitehead              Chairman of the Board of Directors           May 8, 2000


/s/ Michael G. Grey
----------------------------
Michael G. Grey                  Director, President and Chief Executive      May 8, 2000
                                 Officer


/s/ James C. Blair, Ph.D.
----------------------------
James C. Blair, Ph.D.            Director                                     May 8, 2000


/s/ Bruce L.A. Carter, Ph.D.
----------------------------
Bruce L.A. Carter, Ph.D.         Director                                     May 8, 2000


/s/ Lawrence D. Muschek, Ph.D.
----------------------------
Lawrence D. Muschek, Ph.D.       Director                                     May 8, 2000


/s/ Harvey S. Sadow, Ph.D.
----------------------------
Harvey S. Sadow, Ph.D.           Director                                     May 8, 2000

Name                             Title                                        Date

/s/ Ronald R. Tuttle, Ph.D.
----------------------------
Ronald R. Tuttle, Ph.D.          Director                                     May 8, 2000


/s/ Myra N. Williams, Ph.D.
----------------------------
Myra N. Williams, Ph.D.          Director                                     May 8, 2000

EXHIBIT INDEX

EXHIBIT NUMBER     DESCRIPTION OF DOCUMENT
--------------     -----------------------

      4.1          Subscription Agreement by and among Trega and certain
                   Investors, dated as of April 4, 2000.

      4.2 Warrant, dated April 11, 2000, for common stock of Trega issued to First Security Van Kasper.

      5.1          Opinion of Pillsbury Madison & Sutro LLP.

     23.1          Consent of Ernst & Young LLP, Independent Auditors.

     23.3 Consent of Pillsbury Madison & Sutro LLP (included in its opinion filed as Exhibit 5.1 to the Registration Statement).

     24.1          Power of Attorney (see page II-3).